Second Quarter Report
Period Ended August 31, 2014

Note: The financial statements accompanying this report have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
SECOND QUARTER ENDED AUGUST 31, 2014
(Expressed in Canadian dollars)

To our Shareholders:

Q2 2014 net income was $414,000 or $0.14 per share ($0.13 fully diluted) versus net income of $434,000 or $0.15 per share in the same quarter of fiscal 2013. YTD net income decreased to $593,000 or $0.20 per share ($0.18 fully diluted), from $1,123,000 or $0.38 per share in the first half of last year.

Q2 2014 net income before stock based compensation (SBC) was $420,000 or $0.14 per share ($0.13 fully diluted) versus $470,000 or $0.16 per share in the same quarter last year. YTD net income before SBC was $607,000 or $0.20 per share ($0.18 fully diluted), compared to $1,199,000 or $0.41 per share a year ago.

Q2 2014 EBITDAS (Earnings Before Interest, Depreciation, Amortization and SBC) was $739,000 or $0.25 per share ($0.23 fully diluted), versus $848,000 or $0.28 per share during the same period last year. YTD EBITDAS decreased to $1,171,000 or 0.39 per share ($0.36 fully diluted) from $2,021,000 or $0.69 per share in the first half of last year.

Non-GAAP Net Income before SBC is determined as follows:

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net Income	$414,000	$434,000	$593,000	$1,123,000
Add Back SBC	6,000	36,000	14,000	76,000
Net income before SBC	$420,000	$470,000	$607,000	$1,199,000

Non-GAAP Net Income per share before SBC is determined as follows:

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net Income	$0.14	$0.15	$0.20	$0.38
Add Back SBC	-	0.01	-	0.03
Net income before SBC - Basic	$0.14	$0.16	$0.20	$0.41

Pro-forma results for EBITDAS, as defined below, are determined as follows:

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net Income	$414,000	$434,000	$593,000	$1,123,000
Add Back:
Interest, net	(5,000)	3,000	(7,000)	6,000
Depreciation and amortization	178,000	188,000	355,000	370,000
Non-cash stock based compensation	6,000	36,000	14,000	76,000
Non-cash income tax expense	146,000	187,000	216,000	446,000
Total Add Backs	325,000	414,000	578,000	898,000
EBITDAS	$739,000	$848,000	$1,171,000	$2,021,000

EBITDAS per share reconciles to earnings per share as follows:

	Q2 2014	Q2 2013	YTD 2014	YTD 2013
Net Income	$0.14	$0.15	$0.20	$0.38
Add Back:
Interest, net	-	-	-	-
Depreciation and amortization	0.06	0.06	0.12	0.13
Non-cash stock based compensation	-	0.01	-	0.03
Non-cash income tax expense	0.05	0.06	0.07	0.15
Total Add Backs	0.11	0.13	0.19	0.31
EBITDAS	$0.25	$0.28	$0.39	$0.69

Gross profit margin for the quarter was 45.3%, down from 48.4% in the same quarter last year.

Gross revenue for Q2 2014 was $4,191,000, versus $4,257,000 in the comparative period of last year.

Discounts, rebates and slotting fees were $138,000 in Q2 2014, a decrease of $58,000 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands and co-packing services. SG&A expenses were $1,111,000 in Q2 of fiscal 2014, versus $1,066,000 in Q2 of the previous year.

As at August 31, 2014 the Company had cash on hand approximately $1,907,000.

During Q2 2014 the Company repurchased an additional 10,985 shares of its common stock at an average price, before offering costs, of USD$3.95 per share, pursuant to its share repurchase program. As at August 31, 2014 the Company had outstanding 2,929,965 common shares.

Thank you for your continued support.

Ralph McRae

Ralph D. McRae
Chairman & CEO

Safe Harbor for Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements are not guarantees of future performance and are subject to a wide range of known and unknown risks and uncertainties and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized. Forward-looking statements relate to, among other things:

•	business objectives, goals and strategic plans;
•	operating strategies;
•	expected future revenues, earnings and margins;
•	anticipated operating, selling and general and administrative costs;
•	availability of raw materials, including water, sugar, cardboard and closures and flavoring;
•	effects of seasonality on demand for our products;
•	anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
•	anticipated contribution to earnings in 2014 from investment in new product development;
•

our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2014;

•	anticipated capital expenditures; and
•	anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements. For all such forward-looking statements, we claim the safe harbor for forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.

Management’s Discussion & Analysis
For the three months ended August 31, 2014

September 22, 2014

The following information should be read in conjunction with Leading Brands, Inc.’s (“the Company”) February 28, 2014 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”).

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

The Company sells branded beverage products through its Integrated Distribution System (IDS) of distributors, wholesalers, and retail chains. Its principal product lines include juices and other premium beverages. The Company’s bottling plant provides bottling services for the Company’s own products and for an external customer. The Company also uses the services of third party bottlers as required to meet its objectives.

Non-GAAP Measures

In addition to GAAP measures, the Company uses the non-GAAP measures “Earnings Before Interest, Taxes, Depreciation, Amortization, and Stock Based Compensation” (“EBITDAS”), “Net Income Before Stock Based Compensation”, “Margin”, “Margin Percentage”, and “Total Net Working Capital” to make strategic decisions and provide investors with a basis to evaluate operating performance. Non-GAAP measures do not have a standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other companies. Included in this report is a table reconciling GAAP Net Income to Net Income Before Stock Based Compensation. In addition, included in other information in this report are tables calculating EBITDAS, Margin, Margin Percentage, and Total Net Working Capital.

Overall Performance

For the quarter ended August 31, 2014, the Company’s margin percentage decreased to 45.3% from 48.4% for the same period of the previous year. There was also a small increase over the year to date 45.1% margin percentage realized for the year-ended February 28, 2014.

For the three months ended August 31, 2014, the Company reported gross sales of $4.2 million and net income of $413,977 as compared to gross sales of $4.3 million and net income of $434,491 in the corresponding quarter of the prior year.

Results of Operations

Revenue
	Quarter ended	Quarter ended
Revenue	August 31, 2014	August 31, 2013	Change
Manufactured Products	$4,190,598	$4,257,303	$(66,705)
Purchased Products	-	-	-
Total Gross Revenue	$4,190,598	$4,257,303	$(66,705)
Discounts, Allowances and Rebates	(137,980)	(195,823)	57,843
Net Revenue	$4,052,618	$4,061,480	$8,862

Gross revenue for the quarter ended August 31, 2014 was $4,190,598 compared to $4,257,303 for the same period of the previous year, representing a decrease of $66,705 or 1.6% .

Discounts, rebates and slotting fees for the quarter ended August 31, 2014 decreased by $57,843 compared to the same period of the prior year as a result of lower discounts on co-packing service and the Company’s branded beverages.

	Six months ended	Six months ended
Revenue	August 31, 2014	August 31, 2013	Change
Manufactured Products	$8,094,509	$9,300,453	$(1,205,944)
Purchased Products	-	80,213	(80,213)
Total Gross Revenue	$8,094,509	$9,380,666	$(1,286,157)
Discounts, Allowances and Rebates	(266,791)	(402,305)	135,514
Net Revenue	$7,827,718	$8,978,361	$(1,150,643)

Gross revenue for the six months ended August 31, 2014 was $8,094,509 compared to $9,380,666 for the same period of the previous year, representing a decrease of $1,286,157 or 13.7% . This decrease was a result of the following:

  a reduction of co-pack volume
  reduced sales of certain branded beverage products
  the discontinuation by the Company of a licensed brand

Discounts, rebates and slotting fees for the six months ended August 31, 2014 decreased by $135,514 compared to the same period of the prior year as a result of lower discounts on the Company’s licensed brands and lower discounts on co-packing revenues due to lower demand.

Cost of Sales

	Quarter ended	Quarter ended
Cost of Sales	August 31, 2014	August 31, 2013	Change
Manufactured Products	$2,218,591	$2,095,976	$122,615
Purchased Products	-	-	-
Total	$2,218,591	$2,095,976	$122,615

Cost of sales for the quarter ended August 31, 2014 were $2,218,591 compared to $2,095,976 for the same period of the previous year, representing an increase of $122,615 or 5.9% .

	Six months ended	Six months ended
Cost of Sales	August 31, 2014	August 31, 2013	Change
Manufactured Products	$4,332,247	$4,627,084	$(294,837)
Purchased Products	-	77,033	(77,033)
Total	$4,332,247	$4,704,117	$(371,870)

Cost of sales for the six months ended August 31, 2014 were $4,332,247 compared to $4,704,117 for the same period of the previous year, representing a decrease of $371,870 or 7.9% . This decrease was caused by the discontinuation of lower margin licensed brands and the decrease in co-pack revenues in the quarter.

Margin

	Quarter ended	Quarter ended
Margin	August 31, 2014	August 31, 2013	Change
Manufactured Products	$1,834,027	$1,965,504	$(131,477)
Purchased Products	-	-	-
Total	$1,834,027	$1,965,504	$(131,477)
Margin percentage	45.3%	48.4%	(3.1% )

Margin for the quarter ended August 31, 2014 was $1,834,027 compared to $1,965,504 for the same quarter of the previous year. The margin percentage of 45.3% for the quarter ended August 31, 2014 represents 3.1% decrease over the prior comparative year.

	Six months ended	Six months ended
Margin	August 31, 2014	August 31, 2013	Change
Manufactured Products	$3,495,471	$4,271,202	$(775,731)
Purchased Products	-	3,042	(3,042)
Total	$3,495,471	$4,274,244	$(778,773)
Margin percentage	44.7%	47.6%	(2.9% )

Margin for the six months ended August 31, 2014 was $3,495,471 compared to $4,274,244 for the same period of the previous year. The margin percentage of 44.7% for the quarter ended August 31, 2014 represents 2.9% decrease over the prior comparative year.

Selling, General and Administration Expenses

Selling, general and administration expenses in the quarter ended August 31, 2014 increased by $44,115 or 4.1% from $1,066,446 in the same quarter of the prior year to $1,110,561. This increase was caused by increased expenses associated with the Company’s branded products.

Summary of Quarterly Results

	August 31 (Q2)		May 31 (Q1)		February 28 (Q4)		November 30(Q3)
	2014	2013	2014	2013	2014	2013	2013	2012
Net sales / operating revenue	$4,052,618	$4,061,480	$3,775,100	$4,916,881	$3,129,667	$3,392,656	$3,205,440	$3,765,487
Net income (loss)	$ 413,977	$ 434,491	$ 178,687	$ 688,734	$ (55,188)	$ (36,359)	$ 95,258	$(376,293)
Net income (loss) per share	$ 0.14	$ 0.15	$ 0.06	$ 0.24	$ (0.02)	$ (0.01)	$ 0.03	$ (0.13)
Net income (loss) per share, diluted	$ 0.13	$ 0.13	$ 0.06	$ 0.22	$ (0.02)	$ (0.01)	$ 0.03	$ (0.13)

The Company’s financial performance in its first two fiscal quarters is generally stronger than the last two fiscal quarters due to the seasonal nature of the beverage business.

The Company recognizes stock based compensation expense as a selling, general and administration expense. This non-cash charge relates to options granted to officers, directors and consultants of the Company.

Net Income before Stock Based Compensation Expense is as follows:

	August 31 (Q2)		May 31 (Q1)		February 28 (Q4)		November 30(Q3)
	2014	2013	2014	2013	2014	2013	2013	2012
Net income (loss)	$ 413,977	$ 434,491	$ 178,687	$ 688,734	$ (55,188)	$ (36,359)	$ 95,258	$(376,293)
Stock based compensation	6,155	35,714	7,955	39,736	(27,956)	30,037	6,977	32,005
Net income (loss) before stock based compensation	$ 420,132	$ 470,205	$ 186,642	$ 728,470	$ (83,144)	$ (6,322)	$ 102,235	$(344,288)

Other Information

EBITDAS	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013
Net income	$413,977	$434,491	$592,664	$1,123,225
Interest, net	(4,624)	2,627	(7,191)	5,867
Depreciation and amortization	178,292	187,720	354,884	369,415
Stock based compensation expense	6,155	35,714	14,110	75,450
Income taxes	145,680	187,209	215,630	446,061
EBITDAS	$739,480	$847,761	$1,170,097	$2,020,018

Margin	Quarter ended	Quarter ended	Six months ended	Six months ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013
Net revenue	$4,052,618	$4,061,480	$7,827,718	$8,978,361
Less: cost of sales	(2,218,591)	(2,095,976)	(4,332,247)	(4,704,117)
Margin	$1,834,027	$1,965,504	$3,495,471	$4,274,244
Margin % of Net Revenue	45.3%	48.4%	44.7%	47.6%

Related Party Transactions

		Quarter ended	Quarter ended	Six months ended	Six months ended
		August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000	$42,000	$42,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000	264,000	264,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	20,000	19,333	40,000	40,933

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	75,000	75,000

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	92,078	35,978	156,853	68,790

vi)	Purchased supplies from a company related by an officer in common, Dave Read	12,545	-	13,310	-

Cash flows

Cash provided by (used in):	Quarter ended	Quarter ended
	August 31, 2014	August 31, 2013	Change
Operating activities	$246,653	$667,777	$(421,124)
Investing activities	$(220,011)	$(106,691)	$(113,320)
Financing activities	$(8,245)	$(63,277)	$55,032

During the quarter, cash generated from operating activities decreased by $421,124 compared to the same period of the prior year. The decrease is the result of lower net income plus an increase in net working capital versus the comparative period.

The increase in cash utilized for investing activities, is due to more spending on equipment for a new brand in the quarter ended August 31, 2014.

Cash utilized for financing activities was $8,245 during the quarter, representing a $55,032 decrease compared to the same period of the prior year. Cash utilized by financing activities is a result of the Company’s repurchase of 10,985 shares at a cost of $47,007 and debt payment of $37,800; offset by 28,553 options that were exercised for proceeds of $76,562.

Cash provided by (used in):	Six months ended	Six months ended
	August 31, 2014	August 31, 2013	Change
Operating activities	$(137,604)	$1,860,625	$(1,723,021)
Investing activities	$(300,804)	$(374,324)	$73,520
Financing activities	$(48,241)	$(103,463)	$55,222

For the six months ended August 31, 2014, cash generated from operating activities decreased by $1,723,021 compared to the same period of the prior year. The decrease is the result of the lower net income plus a rise in inventory as the Company acquired a significant supply of blueberry ingredients and increased finished goods available for sale.

Cash utilized for financing activities was $48,241 during the quarter, representing a $55,222 decrease compared to the same period of the prior year. The decrease in cash utilized by financing activities is a result of the Company’s repurchase of 11,585 shares at a cost of $49,776 and debt payment of $75,027, offset by 28,553 options that were exercised for proceeds of $76,562.

Liquidity and Capital Resources

Net working capital has increased by 55.8% since the prior year ended February 28, 2014. As at August 31, 2014, the Company has net working capital of $2,519,204 ($1,617,029 at February 28, 2014). In addition, at August 31, 2014 the Company had $659,600 ($329,900 at February 28, 2014) available under its revolving line of credit (limit of $3,500,000 subject to the availability of eligible collateral). At August 31, 2014 this credit facility was not utilized.

Total Net Working Capital	Aug 31, 2014	February 28, 2014
Total Current Assets	$ 4,031,848	$ 3,653,475
Less: Total Current Liabilities	(1,512,644)	(2,036,446)
Total Net Working Capital	$ 2,519,204	$ 1,617,029

Considering the positive net working capital position, including the cash on hand at August 31, 2014, and available debt, the Company believes that it has sufficient working capital.

Contractual Obligations

The following table presents our contractual obligations as of August 31, 2014:

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term Debt Obligations	$-	$-	$-	$-	$-
Capital (Finance) Lease Obligations	-	-	-	-	-
Operating Lease Obligations	2,918,969	747,614	1,523,603	227,801	419,951
Purchase Obligations	296,334	112,785	181,853	1,696	-
Other Long-term Liabilities Reflected on the Company’s Balance Sheet under the GAAP of the primary financial statements	-	-	-	-	-
Interest	-	-	-	-	-
Total	$3,215,303	$860,399	$1,705,456	$229,497	$419,951

Risks and uncertainties

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2014 and are included in the February 28, 2014 annual Management’s Discussion and Analysis.

Credit Risk

The Company’s credit risk is primarily attributable to its accounts receivable. The credit risk related to accounts receivable arises from customers’ potential inability to meet their obligations as agreed. The accounts receivable are presented on the balance sheet net of a provision for bad debts, which is estimated by the Company’s management based on past experience and its assessment of current economic conditions.

As at August 31, 2014 the Company is exposed to credit risk through the following assets:

	August 31, 2014	February 28, 2014
Trade receivables	$470,993	$503,435
Other receivables	49,611	47,481
Allowance for doubtful accounts	(5,439)	(51,579)
	$515,165	$499,337

Any credit risk exposure on cash balances is considered insignificant as the Company holds cash and cash equivalents only in major financial institutions in Canada. On the basis that these financial institutions are believed by Management to be financially sound, relatively minimal credit risk is deemed to exist.

The Company’s customers consist mainly of beverage distributors and wholesale and retail grocery suppliers and distributors principally located in North America. During the quarter ended August 31, 2014, the Company’s ten largest customers comprised approximately 96% of sales compared with 96% in the last fiscal year ended February 28, 2014. One customer comprised 89% of sales compared with 90% in the last fiscal year. In addition, to cover credit risk, the Company performs ongoing credit evaluations of its customers’ financial condition and applies rigorous procedures to assess the credit worthiness of new clients. It sets a specific credit limit per client and regularly reviews this limit.

As at August 31, 2014, 100% of the trade receivables are classified as current, or have been provided for.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 10 of the interim financial statements. The Company maintains detailed forecasts as well as long-term operating and strategic plans. Managing liquidity requires monitoring of projected cash inflows and outflows using forecasts of the Company’s financial position to ensure adequate and efficient use of cash resources. The appropriate liquidity level is established based on historical volatility and seasonal requirements, as well as planned investments and debt maturity requirements.

Market risk

Currency risk

The Company concludes sales in U.S. dollars to customers in the U.S. The Company also purchases raw materials as well as equipment in U.S. dollars. Consequently, it is exposed to the risk of exchange rate fluctuations with respect to the receivable and payable balances denominated in U.S. Dollars. The Company has not hedged its exposure to currency fluctuations.

A 5% U.S. dollar rise per Canadian dollar would have an unfavourable impact of approximately $6,600 on net earnings for the quarter ended August 31, 2014. A 5% U.S./Canadian dollar decrease would have a positive impact of similar magnitude.

Interest rate risk

The Company is exposed to interest rate risk arising from its variable rate interest-bearing financial obligations which are the Company’s operating line of credit and the long-term loan with the Company’s primary lender. A negative impact on cash flows could occur if there was an increase in prime rates. A decrease in these same rates would have a positive impact of similar magnitude.

The Company maintains a combination of fixed rate and variable rate debts. Fixed rate debt is used mainly in relation to the business’s long-term obligations arising from acquisitions of long-term assets. Bank indebtedness may be used to finance the Company’s working capital and fluctuates according to seasonal factors specific to the Company.

As at August 31, 2014, the Company held no debt with variable interest rates such that a 1% change in the interest rate would have no impact.

Fair Value of Financial Instruments

The Company’s financial instruments measured at fair value on the balance sheet are limited to cash and cash equivalents which are classified as level 1, and a non-employee stock option embedded derivative liability which is classified as level 3. See Note 6 for results of fair valuation of the derivative liability in the period.

Disclosure of Outstanding Share Data

At September 22, 2014, the Company had 2,929,965 issued and outstanding common shares, 861,183 issued and outstanding stock options, of which 860,183 were vested.

Disclosure of Controls and Procedures and Internal Control over Financial Reporting

The Chief Executive Officer and the Principal Financial Officer, together with other members of management, have designed the Company’s disclosure controls and procedures in order to provide reasonable assurance that material information relating to the Company and its consolidated subsidiaries would have been known to them, and by others, within those entities.

Management has also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with U.S. GAAP. There have been no changes in the Company’s internal controls over financial reporting during the period, which would materially affect, or are likely to materially affect, the Company’s internal controls.

While the officers of the Company have designed the Company’s disclosure controls and procedures and internal controls over financial reporting, they expect that these controls and procedures may not prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute assurance that the objectives of the control system are met.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	August 31, 2014	February 28, 2014
ASSETS
Cash	$1,907,135	$2,393,784
Accounts receivable	515,165	499,337
Inventory (Note 2)	1,404,589	586,513
Prepaid expenses and deposits (Note 4)	204,959	173,841
	4,031,848	3,653,475

Property, plant and equipment (Note 3)	9,271,611	9,334,800
Deferred tax assets	1,936,938	2,152,567
Total Assets	$15,240,397	$15,140,842

LIABILITIES
Accounts payable and accrued liabilities	$1,512,644	$1,961,419
Current portion of long-term debt (Note 5)	-	75,027
	1,512,644	2,036,446

Derivative liability - non-employee stock options (Note 6)	273,992	284,195
	$1,786,636	$2,320,641

SHAREHOLDERS' EQUITY
Share capital (Note 7)
Common shares	$32,730,119	$32,713,370
Treasury stock	-	-
Additional paid-in capital	18,385,905	18,361,758
Accumulated other comprehensive income - currency translation adjustment	577,916	577,916
Accumulated deficit	(38,240,179)	(38,832,843)
	13,453,761	12,820,201
Total Liabilities and Shareholders' Equity	$15,240,397	$15,140,842

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME
(UNAUDITED)
(EXPRESSED IN CANADIAN
DOLLARS)

	Three months ended		Six months ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013

Gross Revenue	$4,190,598	$4,257,303	$8,094,509	$9,380,666
Less: Discount, rebates and slotting fees	(137,980)	(195,823)	(266,791)	(402,305)
Net Revenue	4,052,618	4,061,480	7,827,718	8,978,361

Cost of sales	2,218,591	2,095,976	4,332,247	4,704,117
Operations, selling, general & administration expenses	1,110,561	1,066,446	2,342,577	2,214,638
Depreciation of property, plant and equipment	178,292	187,720	354,884	369,415
Interest	387	2,627	1,347	5,867
Foreign exchange gain (loss)	309	1,761	(1,999)	2,009
Interest income	(5,011)	-	(8,538)	-
Change in fair value of derivative liability (Note 6)	(19,195)	84,774	(10,203)	112,221
Loss on disposal of assets	9,027	476	9,109	808
	3,492,961	3,439,780	7,019,424	7,409,075
Net income before taxes	559,657	621,700	808,294	1,569,286

Income tax expense	145,680	187,209	215,630	446,061

Net and comprehensive income	$413,977	$434,491	$592,664	$1,123,225

Earnings per share
Basic income per share	$0.14	$0.15	$0.20	$0.38
Weighted average number of shares outstanding – basic	2,923,854	2,940,467	2,918,407	2,935,345

Fully diluted income per share	$0.13	$0.13	$0.18	$0.35
Weighted average number of shares outstanding – diluted	3,225,346	3,284,073	3,211,150	3,238,999

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

	Three months ended		Six months ended
	August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013
Cash provided by (used in)

Operating activities
Net income	$413,977	$434,491	$592,664	$1,123,225
Items not involving cash
Depreciation of property, plant and
equipment	178,292	187,720	354,884	369,415
Loss on disposal of assets	9,027	476	9,109	808
Stock-based compensation	6,155	35,714	14,110	75,450
Change in derivative liability (Note 6)	(19,195)	84,774	(10,203)	112,221
Change in deferred tax asset	145,679	187,209	215,629	446,061
Changes in non-cash operating working
capital items
Accounts receivable, net	257,200	167,384	(15,828)	(4,253)
Inventory, net	(183,093)	155,187	(818,076)	298,269
Prepaid and other assets	(2,947)	125,299	(31,118)	163,684
Accounts payable	(558,442)	(710,477)	(448,775)	(724,255)
	246,653	667,777	(137,604)	1,860,625

Investing activities
Purchase of capital assets	(240,971)	(106,691)	(321,764)	(374,324)
Proceeds on sale of capital assets	20,960	-	20,960	-
	(220,011)	(106,691)	(300,804)	(374,324)

Financing activities
Repurchase of common shares	(47,007)	(27,719)	(49,776)	(117,477)
Issue of common shares	76,562	-	76,562	84,594
Repayment of long-term debt	(37,800)	(35,558)	(75,027)	(70,580)
	(8,245)	(63,227)	(48,241)	(103,463)

Increase (decrease) in cash	18,397	497,809	(486,649)	1,382,838

Cash, beginning of period	1,888,738	938,381	2,393,784	53,352

Cash, end of period	$1,907,135	$1,436,190	$1,907,135	$1,436,190

Supplementary disclosure of cash flow information
Cash paid (received) during the period
Interest received	$5,011	$-	$8,538	$-
Interest paid	$387	$2,627	$1,347	$5,867

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(UNAUDITED)
(EXPRESSED IN CANADIAN
DOLLARS)

	Three Months ended				Six Months Ended
	August 31, 2014		August 31, 2013		August 31, 2014		August 31, 2013
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Common Stock
Beginning of period	2,912,397	$32,706,631	2,942,349	$33,042,997	2,912,997	$32,713,370	2,930,481	$33,096,167
Shares issued during the period	28,553	146,199	-	-	28,553	146,199	30,864	160,157
Shares cancelled during the period	(10,985)	(122,711)	(5,169)	(58,049)	(11,585)	(129,450)	(24,165)	(271,376)
	2,929,965	$32,730,119	2,937,180 $	$32,984,948	2,929,965	$32,730,119	2,937,180	$32,984,948

Treasury Stock
Beginning of period		$-		$-		$-		$-
Shares issued during the period		(122,711)		(58,049)		(129,450)		(271,377)
Shares cancelled during the period		122,711		58,049		129,450		271,377
		$-		$-		$-		$-

Additional Paid-In Capital
Beginning of period		$18,373,683		$18,152,628		$18,361,758		$18,064,886
Shares cancelled during the period		75,704		30,330		79,674		153,899
Stock based compen- sation on issued options		6,155		35,714		14,110		75,450
Exercise of stock options		(69,637)		-		(69,637)		(75,563)
		$18,385,905		$18,218,672		$18,385,905		$18,218,672

Accumulated Other Comprehensive Income
Beginning of period		$577,916		$577,916		$577,916		$577,916
Foreign exchange translation adjustment		-		-		-		-
		$577,916		$577,916		$577,916		$577,916

Accumulated Deficit
Beginning of period		$(38,654,156)		$(39,307,404)		$(38,832,843)		$(39,996,138)
Net income		413,977		434,491		592,664		1,123,225
		$(38,240,179)		$(38,872,913)		$(38,240,179)		$(38,872,913)

Total Shareholders’ Equity		$13,453,761		$12,908,623		$13,453,761		$12,908,623

The accompanying notes are an integral part of these consolidated financial statements.
These consolidated financial statements have not been audited or reviewed by the Company's auditors.

LEADING BRANDS, INC.
Notes to Consolidated Interim Financial Statements
For the three months ended August 31, 2014
(UNAUDITED)
(EXPRESSED IN CANADIAN DOLLARS)

1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations
Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, production, marketing, and distribution of the Company’s branded beverage products. The Company also bottles beverages for third parties under contract.

Basis of Presentation
The accompanying unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) without audit or review by the company’s auditors.

These consolidated interim financial statements do not include all the disclosures required under U.S. GAAP and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended February 28, 2014.

Interim Financial Reporting
These unaudited consolidated interim financial statements follow the same accounting policies and methods of their application as the figures presented in the audited financial statements for the year ended February 28, 2014. Results of operations for interim periods are not necessarily indicative of the results to be expected in future periods or annual results. The Company’s financial results are impacted by seasonal factors with stronger sales occurring in the warmer months.

2. INVENTORY

	August 31, 2014	February 28, 2014
Finished goods	$528,016	$219,842
Raw materials	876,573	366,671
	$1,404,589	$586,513

3. PROPERTY, PLANT AND EQUIPMENT

		August 31, 2014
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$16,189,469	$8,988,054	$7,201,415
Buildings	1,931,944	1,255,825	676,119
Automotive equipment	286,252	106,804	179,448
Land	433,613	-	433,613
Land improvements	1,861	1,300	561
Leasehold improvements	695,182	264,186	430,996
Furniture and fixtures	686,250	583,477	102,773
Computer hardware and software	2,284,374	2,037,688	246,686
	$22,508,945	$13,237,334	$9,271,611

3. PROPERTY, PLANT AND EQUIPMENT (continued)

		February 28, 2014
		Accumulated
	Cost	Depreciation	Net
Plant and equipment	$15,917,608	$8,739,219	$7,178,389
Buildings	1,931,944	1,238,488	693,456
Automotive equipment	286,252	86,857	199,395
Land	433,613	-	433,613
Land improvements	1,861	1,277	584
Leasehold improvements	695,182	237,054	458,128
Furniture and fixtures	681,926	573,822	108,104
Computer hardware and software	2,277,183	2,014,052	263,131
	$22,225,569	$12,890,769	$9,334,800

4. PREPAID EXPENSES AND DEPOSITS

	August 31, 2014	February 28, 2014
Slotting fees	$21,000	$9,508
Insurance premiums	73,889	72,433
Rental deposits and other	110,070	91,900
	$204,959	$173,841

5. LONG-TERM DEBT

	August 31, 2014	February 28, 2014
Capital lease, principal and interest repayable at $12,729 per month including interest at a five–year fixed rate of 6.125% per annum and maturing in September 2014	$-	$75,027
Less: current portion	-	(75,027)
	$-	$-

The Company has a demand revolving operating bank loan with a credit limit of $3,500,000 subject to eligible collateral. As at August 31, 2014, $659,600 of the facility was available, due to the limit on eligible collateral available. Interest is charged on the drawn-down amounts at the bank prime rate plus 1.00% to 1.50% . The operating loan is collateralized by a charge on all assets of the Company and an assignment of all risk insurance on land, buildings, equipment, and inventory owned by the Company. The credit facility contains four financial covenants, all of which the Company was in compliance with at August 31, 2014.

6. DERIVATIVE LIABILITY

In accordance with the guidance of ASC 815-40-15, stock options granted to non-employees that are exercisable in a currency other than the functional currency of the Company are required to be accounted for as derivative liabilities because they are considered not to be indexed to the Company’s stock due to their exercise price being denominated in a currency other than the Company’s functional currency.

The non-employee options are required to be re-valued with the change in fair value of the liability recorded as a gain or loss on the change in fair value of derivative liability and included in other items in the Company’s Consolidated Statements of Income (Loss) at the end of each reporting period. The fair value of the options will continue to be classified as a liability until such a time as they are exercised, expire or there is an amendment to the respective agreements that renders these financial instruments to be no longer classified as a liability.

The change in derivative liability for non-employee options is summarized as follows:

	August 31, 2014	February 28, 2014
Derivative liability, beginning of period	$293,187	$244,891
Fair value of non-employee options granted	-	-
Fair value of non-employee options exercised	-	-
Change in fair value of non-employee options	(19,195)	39,304
Derivative liability, end of period	$273,992	$284,195

An estimate for the fair value of non-employee stock options is determined through use of the Black-Scholes Model. Assumptions applied by management as at August 31, 2014 were as follows: (1) risk-free rate of 1.57%; (2) dividend yield of nil; (3) an expected volatility of 103.23%; (4) an expected life of 69 months; and (5) an exercise price of USD $2.45.

7. SHARE CAPITAL

	Common Shares
	Shares	Amount
Balance at February 28, 2014	2,912,997	$32,713,370
Shares issued in the first quarter	-	-
Shares cancelled in the first quarter	(600)	(6,739)
Balance at May 31, 2014	2,912,397	$32,706,631
Shares issued in the second quarter	28,553	146,199
Shares cancelled in the second quarter	(10,985)	(122,711)
Balance at August 31, 2014	2,929,965	$32,730,119

	Stock Options
	Outstanding	Weighted Average
	Options	Exercise Price -
		USD
Options outstanding as at February 28, 2014	923,569	$3.06
Options granted	-	-
Options expired	-	-
Options exercised	-	-
Options outstanding as at May 31, 2014	923,569	$3.06
Options exercisable May 31, 2014	919,314	$3.05
Options granted	-	$-
Options expired	(33,833)	5.20
Options exercised	(28,553)	2.52
Options outstanding as at August 31, 2014	861,183	$2.99
Options exercisable, August 31, 2014	860,183	$2.99

8. RELATED PARTY TRANSACTIONS

		Quarter ended	Quarter ended	Six months ended	Six months ended
		August 31, 2014	August 31, 2013	August 31, 2014	August 31, 2013

i)	Incurred consulting fees with a company related by a director in common, Ralph McRae	$21,000	$21,000	$42,000	$42,000

ii)	Incurred management service fees with a company related by a director in common, Ralph McRae	132,000	132,000	264,000	264,000

iii)	Incurred marketing consulting services with a company related by a director in common, Ralph McRae	20,000	19,333	40,000	40,933

iv)	Incurred management service fees with a company related by an officer in common, Dave Read	37,500	37,500	75,000	75,000

v)	Incurred bottling services from a company related by a director in common, Ralph McRae	92,078	35,978	156,853	68,790

vi)	Purchased supplies from a company related by an officer in common, Dave Read	12,545	-	13,310	-

9. Commitments and Contingencies

The Company is committed to certain agreements and operating leases. The minimum amounts due over the remaining terms of those agreements are as follows:

Year 1	$860,399
Year 2	885,665
Year 3	819,791
Year 4	114,727
Year 5 and thereafter	534,721

Total future minimum payments	$3,215,503

The Company is party to legal claims which have arisen in the normal course of business, none of which are expected to have a material adverse effect on the financial position or results of the Company.

10. Capital Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide opportunities for growth to shareholders and to maintain financial flexibility in, or to take advantage of opportunities as they arise.

In the management of capital, the Company includes share-holder’s equity, cash, lease financing and bank financing in the definition of capital. The Company manages its capital structure and can adjust it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, or refinance its existing indebtedness.

The Company may use its operating line of credit during the year to finance cash flows related to seasonal changes in non-cash working capital items.

11. Segmented Information

The Company operates in one industry segment being the production and distribution of beverages. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and waters. Substantially all of the Company’s operations, assets and employees are located in Canada and net revenue from export sales during all periods reported are less than 10%.

LEADING BRANDS, INC. AT A GLANCE

Leading Brands, Inc. is North America’s only fully integrated healthy beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX

Toll Free:	1-866-685-5200
Website:	www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

LEADING BRANDS, INC.
Unit 101 – 33 West 8th Avenue
Vancouver BC Canada V5Y 1M8
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com